UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Palm, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
696643105
(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT REQUIRED. Elevation Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		65,641,052

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,641,052

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.2%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	PN

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT REQUIRED. Elevation Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		65,641,052*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,641,052*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT REQUIRED. Elevation Associates, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		65,641,052*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,641,052*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT REQUIRED. Elevation Employee Side Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		23,215

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,215

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,215

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	less than 0.1%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT REQUIRED. Elevation Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		23,215*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,215*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,215*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE. Fred Anderson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

65,664,267*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE. Marc Bodnick

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

65,664,267*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE. Paul Hewson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

65,664,267*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE. Roger McNamee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		10,467**

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,467**

WITH	10.	SHARED DISPOSITIVE POWER

65,664,267*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,674,734*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership of 65,664,267 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE. Bret Pearlman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

65,664,267*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.3%

14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

          This Amendment No. 3 supplements and amends Items 3, 4, 5 and 7 of the statement on Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 filed on December 23, 2008 and Amendment No. 2 filed on January 12, 2009 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following new paragraph:
          The aggregate funds to be used in connection with the purchase of the Common Stock in the Public Offering (as defined in Item 4) is $48,999,996. These funds will be provided from the proceeds to be received from the sale of 49,000 Units (as defined in Item 4) by Elevation and Side Fund pursuant to the Forced Resale (as defined in Item 4).
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by adding, immediately following the fifth paragraph thereof, the following:
          On March 9, 2009, the Issuer delivered a notice to Elevation and Side Fund exercising its right pursuant to the Securities Purchase Agreement to require Elevation and Side Fund to sell an aggregate of 49,000 Units (the “Forced Resale”) pursuant to an underwritten public offering (the “Public Offering”). On March 9, 2009, Elevation and Side Fund entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer, Morgan Stanley & Co. Incorporated (“MS”) and J.P. Morgan Securities Inc. (together with MS, the “Underwriters”), pursuant to which Elevation and Side Fund agreed to sell an aggregate of 49,000 Units to the Underwriters at the same price paid by Elevation and Side Fund for such Units. In addition, Elevation and Side Fund have agreed to purchase from the Underwriters 8,163,500 and 3,166 shares of Common Stock being offered in such Public Offering, respectively. The closing of the sale of the Units to the Underwriter and the closing of the purchase of Common Stock in the Public Offering are expected to occur on March 13, 2009. Pursuant to the terms of the Securities Purchase Agreement, the Issuer will reimburse Elevation and Side Fund for expenses incurred by them in connection with the Forced Resale.
          In connection with the execution of the Underwriting Agreement and pursuant to the terms therein, Elevation and Side Fund have entered into commitments with the Underwriters not to engage in any sales of shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock other than pursuant to the Underwriting Agreement for a period ending 60 days from the date on which the Issuer’s Prospectus Supplement with respect to the Offering (the “Prospectus”) is filed. In addition, Messrs. McNamee and Anderson, in their capacity as members of the Issuer’s board of directors, have each executed a letter agreement to the Underwriter (the “Lock-Up Agreements”), restricting each of them from engaging in any sales of shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period ending 90 days from the date on which the Prospectus is filed.

          The description of the terms and conditions of the Underwriting Agreement and the Lock-Up Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Underwriting Agreement attached hereto as Exhibit 13 and the Lock-Up Agreements attached hereto as Exhibits 14 and 15, each of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first three paragraphs and replacing them with the following:
          (a), (b) The following disclosure assumes that there are 111,062,790 shares of Common Stock outstanding as of February 27, 2009, which figure is based on the Issuer’s Preliminary Prospectus Supplement filed on March 9, 2009. As of the date of filing of this Schedule 13D, none of the Reporting Persons owned any other shares of Common Stock, except for Mr. McNamee, who beneficially owned 10,467 shares of Common Stock as of such date through a trust.
          On March 9, 2009, (i) pursuant to the Underwriting Agreement, Elevation and Side Fund agreed to sell respectively 48,981 and 19 Units (49,000 Units in total) to the Underwriters at a purchase price of $1,000 per Unit, the same price paid by Elevation and Side Fund for such Units, and (ii) Elevation and Side Fund agreed to purchase respectively 8,163,500 and 3,166 shares of Common Stock from the Underwriters for a purchase price of $6.00 per share of Common Stock.
          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after giving effect to the sale of the Units pursuant to the Underwriting Agreement and the purchase of Common Stock from the Underwriters, Elevation may be deemed to beneficially own 65,641,052 shares of Common Stock, including 57,477,552 shares of Common Stock that are subject to issuance upon exercise of the remaining Warrants and conversion of the Series B Preferred Stock and the remaining Series C Preferred Stock, which would, assuming 134,187,790 shares of Common Stock outstanding (after giving effect to the Issuer’s sale of 8,048,077 shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement (the “Issuer’s Offering”)), constitute approximately 34.2% of the Common Stock outstanding upon such exercise and conversion (or approximately 33.6% of the Common Stock outstanding upon such exercise and conversion if the Underwriters were to exercise in full their option to acquire an additional 3,468,750 shares of Common Stock from the Issuer to cover over-allotments (the “Over-Allotment Option”)).
          Pursuant to Rule 13d-3 under the Exchange Act, after giving effect to the sale of the Units pursuant to the Underwriting Agreement and the purchase of Common Stock from the Underwriters, Side Fund may be deemed to beneficially own 23,215 shares of Common Stock, including 20,049 shares of Common Stock that are subject to issuance upon exercise of the remaining Warrants and conversion of the Series B Preferred Stock and the remaining Series C Preferred Stock, which would, assuming 134,187,790 shares of Common Stock outstanding (after giving effect to the Issuer’s Offering), whether or not the Over-Allotment Option is exercised by the Underwriters, constitute less than 0.1% of the Common Stock outstanding upon such exercise and conversion.
Item 7. Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:
13.	Form of Underwriting Agreement, among Palm, Inc., Elevation Partners, L.P., Elevation Employee Side Fund, LLC, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 1.1 to Palm, Inc.’s Current Report on Form 8-K filed with the SEC on March 9, 2009).

14.	Letter Agreement to Morgan Stanley & Co. Incorporated, dated March 4, 2009, executed by Roger McNamee (filed herewith).

15.	Letter Agreement to Morgan Stanley & Co. Incorporated, dated March 4, 2009, executed by Fred Anderson (filed herewith).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 10, 2009

ELEVATION PARTNERS, L.P. By: Elevation Associates, L.P., as General Partner By: Elevation Associates, LLC, as General Partner
By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, L.P. By: Elevation Associates, LLC, as General Partner
By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, LLC
By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION EMPLOYEE SIDE FUND, LLC By: Elevation Management, LLC, as Managing Member
By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION MANAGEMENT, LLC
By:	*
Name:	Fred Anderson
Title:	Manager

*
Fred Anderson

*
Marc Bodnick

*
Paul Hewson

*
Roger McNamee

*
Bret Pearlman

* /s/ Tracy Hogan
Attorney-in-fact for Reporting Persons
pursuant to Power of Attorney